EXHIBIT 99.1

Eltek Announces Rights Offering Results

PETACH-TIKVA, Israel, April 10, 2019 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, today provided an update regarding the Company’s recently completed  rights offering.

In March 2019, we issued at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholders received five subscription rights for every three ordinary shares owned on the record date, at a price of $1.464 per share. The subscription period ended on April 9, 2019.  Our shareholders purchased 2,351,701 ordinary shares providing gross proceeds of $3.4 million to the Company. Our principal shareholder beneficially acquired a total of 1,914,076 ordinary shares of the Company, increasing his direct and indirect voting interest from 56.6% to 69.9%.
.
Mr. Eli Yaffe, CEO, commented: "We appreciate that approximately 70% of the shares were subscribed for in this offering. The proceeds from the offering will improve our financial position as we intend to repay a NIS 5.0 million (approximately US$1.4 million) bank line of credit. The remainder will be used for working capital and other general corporate purposes, including the possible investment in plant and equipment.”

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023